  As filed with the U.S. Securities and Exchange Commission on March 31, 2006

                          Registration No. 333-______
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-6
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                         REGISTRATION STATEMENT UNDER
                      THE INVESTMENT COMPANY ACT OF 1940
                             AMENDMENT NO. 12 [X]

                               -----------------

                   John Hancock Life Insurance Company of New York
                                 SEPARATE ACCOUNT B
      (formerly, The Manufacturers Life Insurance Company of New York Separate
                                     Account B)
                          (Exact Name of Registrant)

                John Hancock Life Insurance Company of New York
       (formerly, The Manufacturers Life Insurance Company of New York)
                              (Name of Depositor)

                             197 Clarendon Street
                               Boston, MA 02117
         (Complete address of depositor's principal executive offices)

                  Depositor's Telephone Number: 617-572-6000

                               -----------------

                            JAMES C. HOODLET, ESQ.
                John Hancock Life Insurance Company of New York
                             U.S. Protection - LAW
                              JOHN HANCOCK PLACE
                               BOSTON, MA 02117
               (Name and complete address of agent for service)

                               -----------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                             Foley & Lardner 3000
                                K Street, N.W.
                            Washington, D.C. 20007

                               -----------------

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                         Prospectus dated ____________
                                for interests in
                               Separate Account B

                       Interests are made available under

                  MAJESTIC PERFORMANCE VARIABLE UNIVERSAL LIFE

     a flexible premium variable universal life insurance policy issued by

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK
                              ("John Hancock NY")

The policy provides fixed account options with fixed rates of return declared by John Hancock NY
                     and the following investment accounts:

Science & Technology
Pacific Rim
Health Sciences
Emerging Growth
Small Cap Growth
Emerging Small Company
Small Cap
Small Cap Index
Dynamic Growth
Mid Cap Stock
Natural Resources
All Cap Growth
Strategic Opportunities
Financial Services
International Opportunities
International Small Cap
International Equity Index B
Overseas Equity
American International
International Value
International Core
Quantitative Mid Cap
Mid Cap Index
Mid Cap Core
Global
Capital Appreciation
American Growth
U.S. Global Leaders Growth

Quantitative All Cap
All Cap Core
Large Cap Growth
Total Stock Market Index
Blue Chip Growth
U.S. Large Cap
Core Equity
Strategic Value
Large Cap Value
Classic Value
Utilities
Real Estate Securities
Small Cap Opportunities
Small Cap Value
Small Company Value
Special Value
Mid Value
Mid Cap Value
Value
All Cap Value
Growth & Income
500 Index B
Fundamental Value
Large Cap
Quantitative Value
American Growth-Income
Equity-Income
American Blue Chip Income and Growth

Income & Value
Managed
PIMCO VIT All Asset
Global Allocation
High Yield
U.S. High Yield Bond
Strategic Bond
Strategic Income
Global Bond
Investment Quality Bond
Total Return
American Bond
Real Return Bond
Bond Index B
Core Bond
Active Bond
U.S. Government Securities
Short-Term Bond
Money Market B
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280
Brandes International Equity
Turner Core Growth Equity
Frontier Capital Appreciation
Business Opportunity Value

                            * * * * * * * * * * * *

     Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS
This prospectus is arranged in the following way:

     . Starting on the next page is a Table of Contents for this prospectus.

     . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

     . Behind the Summary of Benefits and Risks section is a section called "Fee
       Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

     . Behind the Fee Tables section is a section called "Detailed Information".
       This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

     . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements in conjunction with the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                               TABLE OF CONTENTS

                                                              Page No.
                                                             ---------
SUMMARY OF BENEFITS AND RISKS .........................       4
The nature of the policy ..............................       4
Summary of policy benefits ............................       4
   Death benefit ......................................       4
   Surrender of the policy ............................       4
   Withdrawals ........................................       4
   Policy loans .......................................       4
   Optional supplementary benefit riders ..............       5
   Investment options .................................       5
Summary of policy risks ...............................       5
   Lapse risk .........................................       5
   Investment risk ....................................       5
   Transfer risk ......................................       5
   Early surrender risk ...............................       5
   Market timing risk .................................       5
   Tax risks ..........................................       6
FEE TABLES ............................................       7
DETAILED INFORMATION ..................................      15
Your investment options ...............................      15
Description of John Hancock NY ........................      25
Description of Separate Account B .....................      25
The fixed account options .............................      26
The death benefit .....................................      26
   Limitations on payment of death benefit ............      26
   Base Face Amount vs. Supplemental Face
      Amount ..........................................      26
   The minimum death benefit ..........................      27
   When the insured person reaches 121 ................      28
   Requesting an increase in coverage .................      28
   Requesting a decrease in coverage ..................      28
   Change of death benefit option .....................      28
   Tax consequences of coverage changes ...............      28
   Your beneficiary ...................................      28
   Ways in which we pay out policy proceeds ...........      29
   Changing a payment option ..........................      29
   Tax impact of payment option chosen ................      29
Premiums ..............................................      29
   Planned premiums ...................................      29
   Minimum initial premium ............................      29
   Maximum premium payments ...........................      29
   Processing premium payments ........................      30
   Ways to pay premiums ...............................      30
Lapse and reinstatement ...............................      30
   Lapse ..............................................      30
   No-Lapse Guarantee .................................      30
   Cumulative premium test ............................      31
   Death during grace period ..........................      31
   Reinstatement ......................................      31
The policy value ......................................      32
   Allocation of future premium payments ..............      32
   Transfers of existing policy value .................      32
Surrender and withdrawals .............................      33
   Surrender ..........................................      33
   Withdrawals ........................................      33

                                                              Page No.
                                                             ---------
Policy loans ..........................................      34
   Repayment of policy loans ..........................      34
   Effects of policy loans ............................      34
Description of charges at the policy level ............      35
   Deduction from premium payments ....................      35
   Deductions from policy value .......................      35
   Additional information about how certain policy
      charges work ....................................      36
   Sales expenses and related charges .................      36
   Effect of premium payment pattern ..................      36
   Method of deduction ................................      37
   Reduced charges for eligible classes ...............      37
   Other charges we could impose in the future ........      37
Description of charges at the portfolio level .........      37
Other policy benefits, rights and limitations .........      37
   Optional supplementary benefit riders you can
      add .............................................      37
   Variations in policy terms .........................      39
   Procedures for issuance of a policy ................      39
   Commencement of insurance coverage .................      40
   Backdating .........................................      40
   Temporary coverage prior to policy delivery ........      40
   Monthly deduction dates ............................      40
   Changes that we can make as to your policy .........      40
   The owner of the policy ............................      41
   Policy cancellation right ..........................      41
   Reports that you will receive ......................      41
   Assigning your policy ..............................      41
   When we pay policy proceeds ........................      42
   General ............................................      42
   Delay to challenge coverage ........................      42
   Delay for check clearance ..........................      42
   Delay of separate account proceeds .................      42
   Delay of general account surrender proceeds ........      42
   How you communicate with us ........................      42
   General rules ......................................      42
   Telephone, facsimile and internet transactions .....      43
   Distribution of policies ...........................      43
Tax considerations ....................................      44
   General ............................................      44
   Policy death benefit proceeds ......................      45
   Other policy distributions .........................      45
   Diversification rules and ownership of the
      Account .........................................      46
   7-pay premium limit and modified endowment
      contract status .................................      46
   Corporate and H.R. 10 retirement plans .............      47
   Withholding ........................................      47
   Life insurance purchases by residents of Puerto
      Rico ............................................      47
   Life insurance purchases by non-resident aliens.....      47
Financial statements reference ........................      48
Registration statement filed with the SEC .............      48
Independent registered public accounting firm .........      48

                         SUMMARY OF BENEFITS AND RISKS

The nature of the policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of policy benefits

Death benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans and accrued interest. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total
       Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face
       Amount plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     . the amount you invested,

     . gain or loss of the investment experience of the investment options you've chosen,

     . minus all charges we deduct, and

     . minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals

     You may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. We reserve the right to charge a fee of up to $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts. There is a tax risk associated with policy loans. See "tax risks" below.

Policy loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

     The policy offers a number of investment options, as listed on the cover of this prospectus. We currently offer two "fixed account" options - the standard fixed account option, and the enhanced yield fixed account option offered as a supplementary benefit rider. The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed accounts and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the performance of your policy.

Summary of policy risks

Lapse risk

     If the net cash surrender value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the attached prospectuses of the underlying portfolios.

Transfer risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

     There are surrender charges assessed if you surrender your policy in the first 10 policy years. Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

     Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

     In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Long-Term Care Acceleration Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

     There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract", surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES

     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts.

                                   Transaction Fees
              Charge                                When Charge is Deducted
 Maximum premium charge                 Upon payment of premium
 Maximum withdrawal fee                 Upon making a withdrawal
 Surrender charge/(3)/                  Upon surrender, policy lapse or any reduction
                                        in Base Face Amount
  Maximum surrender charge
  Minimum surrender charge
  Surrender charge for
  respresentative insured person
 Maximum transfer fee                   Upon each transfer into or out of an
                                        investment account beyond an annual limit of
                                        not less than 12

              Charge                                 Amount Deducted
 Maximum premium charge                 8% of premiums/(1)/
 Maximum withdrawal fee                 lesser of 2% of withdrawal amount or
                                        $25 (currently $0)/(2)/
 Surrender charge/(3)/
  Maximum surrender charge              $125.44 per thousand dollars of Base
                                        Face Amount
  Minimum surrender charge              $2.72 per thousand dollars of Base Face
                                        Amount
  Surrender charge for                  $13.82 per thousand dollars of Base
  respresentative insured person        Face Amount
 Maximum transfer fee                   $25 (currently $0)/(2)/

(1) The amount stated in the table is the maximum premium charge in all policy years. Currently, a premium charge of 6.4% is deducted from each premium paid up to the Target Premium in each of the first 5 policy years. A premium charge of 2% is deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% is deducted from all premiums paid in policy years 6 and later. The "Target Premium" will appear in the "Policy Specifications" section of the policy.

(2) This fee is not currently imposed, but we reserve the right to do so in the policy.

(3) A surrender charge is applicable for up to 10 policy years from the policy date and is calculated as a percentage of the premium paid in policy year 1 up to the Target Premium stated in the Policy Specifications page of your policy. The percentage applied to the calculation reduces over the surrender charge period. The first year surrender charge percentage will vary based upon the particular policy specifications, but can be as high as 100%. The Target Premium varies by the sex, issue age and underwriting risk class of the insured person. The maximum charge shown in the table is for a 90 year old male substandard smoker underwriting risk, the minimum charge shown is for a 0 year old female standard non-smoker, and the charge for a representative insured person is for a 45 year old male standard non-smoker.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

     Periodic Charges Other Than Fund Operating Expenses
             Charge                   When Charge is Applied
 Cost of insurance charge:/(1)/      Monthly
  Minimum charge
  Maximum charge
  Charge for representative
  insured person
 Face Amount charge:/(2)/            Monthly for a duration
                                     varying with the age of
                                     the insured person (see
                                     footnote 2)
  Minimum charge
  Maximum charge
  Charge for representative
  insured person
 Administrative charge               Monthly
 Asset-based risk charge/(3)/        Monthly
 Maximum policy loan interest        Accrues daily
 rate/(4)/                           Payable annually

                                                                    Amount
             Charge                          Guaranteed Rate                        Current Rate
 Cost of insurance charge:/(1)/
  Minimum charge                     $0.02 per $1,000 of NAR              $0.02 per $1,000 of NAR
  Maximum charge                     $83.33 per $1,000 of NAR             $83.33 per $1,000 of NAR
  Charge for representative          $0.20 per $1,000 of NAR              $0.10 per $1,000 of NAR
  insured person
 Face Amount charge:/(2)/
  Minimum charge                     $0.02 per $1,000 of Base Face        $0.02 per $1,000 of Base Face
                                     Amount                               Amount
  Maximum charge                     $.79 per $1,000 of Base Face         $.79 per $1,000 of Base Face
                                     Amount                               Amount
  Charge for representative          $0.14 per $1,000 of Base Face        $0.14 per $1,000 of Base Face
  insured person                     Amount                               Amount
 Administrative charge               $ 15                                 $ 15
 Asset-based risk charge/(3)/        0.06% of policy value                0.05% of policy value
 Maximum policy loan interest        4.25%                                4.25%
 rate/(4)/

(1) The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 5 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

(2) The duration of the Face Amount charge varies based upon the age of the insured person as of the anniversary date nearest the policy date, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; and age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, age and risk class of the insured person. The "minimum" charge shown in the table is for a 0 year old female. The "maximum" rate shown is for a 90 year old male substandard smoker. The "representative insured person" referred to in the table is a 45 year old male standard risk.

(3) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. The percentage amount indicated in the table are the amounts assessed in policy years 1-15. In policy years 16 and after, the guaranteed rate is 0.02%.

(4) 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                           Rider Charges
                                                     When Charge is
                    Charge                               Applied
 Extended No-Lapse Guarantee Rider:/(1)/            Monthly
  Minimum charge
  Maximum charge
  Charge for representative insured person
 Acceleration of Death Benefit for Qualified        Monthly
 Long-Term Care Services Rider:/(2)/
  Minimum charge
  Maximum charge
  Charge for representative insured person
 Residual Life Insurance Benefit and                Monthly
 Continuation of Acceleration Rider:/(3)/
  Minimum charge
  Maximum charge
  Charge for representative insured person
 Optional Enhanced Surrender Value Rider            Upon payment
                                                    of premium
 Return of Premium Death Benefit Rider:/(4)/        Monthly
  Minimum charge
  Maximum charge
  Charge for representative insured person
 Change of Life Insured Rider                       At exercise of
                                                    benefit
 Accelerated Benefit Rider                          At exercise of
                                                    benefit

                    Charge                                                         Amount
 Extended No-Lapse Guarantee Rider:/(1)/
  Minimum charge                                    $0.02 per $1,000 of Base Face Amount
  Maximum charge                                    $0.08 per $1,000 of Base Face Amount
  Charge for representative insured person          $0.03 per $1,000 of Base Face Amount
 Acceleration of Death Benefit for Qualified
 Long-Term Care Services Rider:/(2)/
  Minimum charge                                    $0.01 per $1,000 of NAR
  Maximum charge                                    $1.80 per $1,000 of NAR
  Charge for representative insured person          $0.08 per $1,000 of NAR
 Residual Life Insurance Benefit and
 Continuation of Acceleration Rider:/(3)/
  Minimum charge                                    $2.12 per $1,000 of LMAX Maximum Monthly Benefit Amount
  Maximum charge                                    $130.37 per $1,000 of LMAX Maximum Monthly Benefit
                                                    Amount
  Charge for representative insured person          $7.29 per $1,000 of LMAX Maximum Monthly Benefit Amount
 Optional Enhanced Surrender Value Rider            2% of premiums paid in the first policy year up to the Target
                                                    Premium
 Return of Premium Death Benefit Rider:/(4)/
  Minimum charge                                    $0.02 per $1,000 of NAR
  Maximum charge                                    $83.33 per $,1000 of NAR
  Charge for representative insured person          $0.10 per $1,000 of NAR
 Change of Life Insured Rider                       $250.00/(5)/
 Accelerated Benefit Rider                          $150.00/(6)/

(1) The charge for this rider is determined by multiplying the Base Face Amount by the applicable rate. The rates vary by sex, issue age, and risk classification of the insured person. The "minimum" rate shown in the table is for a 0 year old female standard non-smoker underwriting risk.
    The "maximum" rate shown in the table is for a 90 year old male standard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

(2) The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The "maximum" rate shown in the table is for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

(3) The charge for this rider is determined by multiplying the LMAX Maximum Monthly Benefit Amount for this rider by the applicable rate. The LMAX Maximum Monthly Benefit Amount is stated in the Policy Specifications page of your policy. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The "maximum" rate shown in the table is for a 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

(4) The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary depending upon the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a poicy issued to cover a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situtation.

(5) The charge for this benefit will be assessed separately and will not be deducted from the policy value.

(6) This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

            Total Annual Portfolio Operating Expenses                   Minimum        Maximum
 Range of expenses, including management fees, distribution and/
                                                                       0.50%          1.53%
 or service (12b-1) fees, and other expenses

     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. These NAV class shares commenced operations on April 29, 2005. The expense ratios shown in the table for the NAV class shares of a portfolio are estimates for the current fiscal year. In those cases where a portfolio had a Series I class of shares in operation during 2005, the NAV class estimates are based upon the expense ratios of the portfolio's Series I shares for the year ended December 31, 2005 (adjusted to reflect the absence of a Rule 12b-1 fee applicable to the NAV shares). In the case of the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond, and PIMCO VIT All Asset portfolios, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2005.

Portfolio Annual Expenses
(as a percentage of portfolio average net assets, rounded to two decimal places)

                                                Management                            Other              Total
Portfolio                                          Fees           12b-1 Fees        Expenses        Annual Expenses
-----------------------------------------      ------------      ------------      ----------      ----------------
 Science & Technology ...................      1.04%/A/          N/A               0.07%           1.11%
 Pacific Rim ............................      0.80%             N/A               0.28%           1.08%
 Health Sciences ........................      1.05%/A/          N/A               0.11%           1.16%
 Emerging Growth ........................      0.80%             N/A               0.07%           0.87%
 Small Cap Growth .......................      1.08%             N/A               0.07%           1.15%
 Emerging Small Company .................      1.00%             N/A               0.06%           1.06%
 Small Cap ..............................      0.85%             N/A               0.07%           0.92%
 Small Cap Index ........................      0.49%             N/A               0.03%           0.52%
 Dynamic Growth .........................      0.95%             N/A               0.07%           1.02%
 Mid Cap Stock ..........................      0.86%             N/A               0.05%           0.91%
 Natural Resources ......................      1.01%             N/A               0.07%           1.08%
 All Cap Growth .........................      0.89%             N/A               0.06%           0.95%
 Strategic Opportunities ................      0.80%             N/A               0.07%           0.87%
 Financial Services/F/ ..................      0.88%/F/          N/A               0.08%           0.96%
 International Opportunities ............      0.90%             N/A               0.20%           1.06%
 International Stock ....................      0.90%             N/A               0.16%           1.06%
 International Small Cap ................      1.00%             N/A               0.19%           1.19%
 International Equity Index B/G/ ........      0.55%             N/A               0.04%           0.59%
 Overseas Equity ........................      1.05%             N/A               0.09%           1.14%
 American International/E/ ..............      0.54%             0.60%             0.08%           1.22%
 International Value ....................      0.87%/D/          N/A               0.15%           1.02%

                                                        Management                           Other              Total
Portfolio                                                  Fees          12b-1 Fees        Expenses        Annual Expenses
-------------------------------------------------      -----------      ------------      ----------      ----------------
 Quantitative Mid Cap ...........................      0.75%            N/A               0.09%           0.84%
 Mid Cap Index ..................................      0.49%            N/A               0.03%           0.52%
 Mid Cap Core ...................................      0.90%            N/A               0.16%           1.06%
 Global .........................................      0.85%/D/         N/A               0.15%           1.00%
 Capital Appreciation ...........................      0.85%            N/A               0.07%           0.92%
 American Growth/E/ .............................      0.35%            0.60%             0.03%           0.98%
 U.S. Global Leaders Growth .....................      0.71%            N/A               0.73%           1.44%/C/
 Quantitative All Cap ...........................      0.71%            N/A               0.05%           0.76%
 All Cap Core ...................................      0.80%            N/A               0.07%           0.87%
 Large Cap Growth ...............................      0.85%            N/A               0.06%           0.91%
 Total Stock Market Index .......................      0.49%            N/A               0.03%           0.52%
 Blue Chip Growth ...............................      0.82%/A/         N/A               0.04%           0.86%
 U.S. Large Cap .................................      0.82%            N/A               0.06%           0.88%
 Core Equity ....................................      0.85%            N/A               0.06%           0.91%
 Strategic Value ................................      0.85%            N/A               0.09%           0.94%
 Large Cap Value ................................      0.85%            N/A               0.13%           0.98%
 Classic Value ..................................      0.80%            N/A               0.56%           1.36%/C/
 Utilities ......................................      0.85%            N/A               0.25%           1.10%
 Real Estate Securities .........................      0.70%            N/A               0.05%           0.75%
 Small Cap Opportunities ........................      1.00%            N/A               0.08%           1.08%
 Small Cap Value ................................      1.08%            N/A               0.08%           1.16%
 Small Company Value ............................      1.04%/A/         N/A               0.01%           1.05%
 Special Value ..................................      1.00%            N/A               0.28%           1.28%
 Mid Value ......................................      1.01%/A/         N/A               0.07%           1.08%
 Mid Cap Value ..................................      0.87%            N/A               0.05%           0.92%
 Value ..........................................      0.74%            N/A               0.06%           0.80%
 All Cap Value ..................................      0.84%            N/A               0.06%           0.90%
 Growth & Income II .............................      0.68%            N/A               0.03%           0.71%
 500 Index B/G/ .................................      0.47%            N/A               0.03%           0.50%
 Fundamental Value/F/ ...........................      0.84%/F/         N/A               0.05%           0.89%
 Growth & Income/I/ .............................      0.76%            N/A               0.04%           0.80%
 Large Cap ......................................      0.85%            N/A               0.15%           1.00%
 Quantitative Value .............................      0.70%            N/A               0.08%           0.78%
 American Growth-Income/E/.......................      0.29%            0.60%             0.03%           0.92%
 Equity-Income ..................................      0.81%/A/         N/A               0.05%           0.86%
 American Blue Chip Income and Growth/E/ ........      0.45%            0.60%             0.05%           1.10%
 Income & Value .................................      0.79%            N/A               0.04%           0.83%
 Managed ........................................      0.69%            N/A               0.04%           0.73%
 PIMCO VIT All Asset Portfolio ..................      0.20%            0.25%             1.08%           1.53%/H/
 Global Allocation ..............................      0.85%            N/A               0.20%           1.05%
 High Yield .....................................      0.68%            N/A               0.07%           0.75%
 U.S. High Yield Bond ...........................      0.75%            N/A               0.21%           0.96%
 Strategic Bond .................................      0.70%            N/A               0.08%           0.78%
 Strategic Income ...............................      0.73%            N/A               0.46%           1.19%
 Global Bond ....................................      0.70%            N/A               0.10%           0.80%
 Investment Quality Bond ........................      0.60%            N/A               0.09%           0.69%
 Total Return ...................................      0.70%            N/A               0.05%           0.75%
 American Bond/E/ ...............................      0.44%            0.60%             0.04%           1.08%
 Real Return Bond ...............................      0.70%            N/A               0.07%           0.77%

                                               Management                           Other              Total
Portfolio                                         Fees          12b-1 Fees        Expenses        Annual Expenses
----------------------------------------      -----------      ------------      ----------      ----------------
 Bond Index B/G/ .......................      0.47%            N/A               0.03%           0.50%
 Core Bond .............................      0.69%            N/A               0.21%           0.90%
 Active Bond ...........................      0.61%            N/A               0.04%           0.65%
 U.S. Government Securities ............      0.62%            N/A               0.07%           0.69%
 Short-Term Bond .......................      0.58%            N/A               0.05%           0.63%
 Money Market B/G/ .....................      0.49%            N/A               0.04%           0.53%
 Lifestyle Aggressive 1000/B/ ..........      0.05%            N/A               1.02%           1.07%
 Lifestyle Growth 820/B/................      0.05%            N/A               0.95%           1.00%
 Lifestyle Balanced 640/B/..............      0.05%            N/A               0.90%           0.95%
 Lifestyle Moderate 460/B/..............      0.05%            N/A               0.87%           0.92%
 Lifestyle Conservative 280/B/..........      0.05%            N/A               0.79%           0.84%
 Brandes International Equity ..........      0.70%            N/A               0.22%/J/        0.92%
 Turner Core Growth Equity .............      0.45%            N/A               0.21%/J/        0.66%
 Frontier Capital Appreciation .........      0.90%            N/A               0.19%/J/        1.09%
 Business Opportunity Value ............      0.65%            N/A               0.62%/J/        1.27%

/A/ The Adviser has voluntarily agreed to waive a portion of its management fee for the Science & Technology, Health Sciences, Blue Chip Growth, Equity-Income, Small Company Value and Mid Value portfolios. If the management fee waiver were reflected, it is estimated that the management fees for these portfolios would be as follows (as a percentage of the portfolio's net assets for the fiscal year ended December 31, 2004).

  Science & Technology .........      1.02%
  Health Sciences ..............      1.03%
  Blue Chip Growth .............      0.80%
  Equity-Income ................      0.79%
  Mid Value ....................      0.99%
  Small Company Value ..........      1.02%

The Adviser's voluntary fee waiver is based upon the combined assets of these six portfolios, together with the other portfolios managed by the Adviser on behalf of our affiliates, exceeding specified levels. This fee waiver may be terminated at any time by the Adviser.

/B/ Each of the Lifestyle portfolios may invest in all the other Trust portfolios except American Growth, the American International, the American Blue Chip Income and Growth, the American Growth-Income and the American Bond.

"Other Expenses" reflects the expenses of the underlying portfolios as well as the expenses of the Lifestyle portfolio. The Adviser is currently paying a portion of the expenses of each Lifestyle portfolio. The expenses above do not reflect this expense reimbursement.

If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Annual Expenses" would be:

                                            Other              Total
                                          Expenses        Annual Expenses
                                         ----------      ----------------
  Lifestyle Aggressive 1000 .......        1.01%              1.06%
  Lifestyle Growth 820 ............        0.94%              0.99%
  Lifestyle Balanced 640 ..........        0.89%              0.94%
  Lifestyle Moderate 460 ..........        0.86%              0.91%
  Lifestyle Conservative 280 ......        0.78%              0.83%

This voluntary expense reimbursement may be terminated at any time.

/C/ For certain portfolios, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, Rule 12b-1 fees, transfer agency fees, blue sky fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the U.S. Global Leaders Growth and Classic Value portfolios, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2004. If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be:

                                                                     Total
                                          Other Expenses        Annual Expenses
                                         ----------------      ----------------
  U.S. Global Leaders Growth ......           0.50%                 1.21%
  Classic Value ...................           0.50%                 1.30%

These voluntary expense reimbursements may be terminated at any time.

/D/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the Adviser voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.35% of the portfolio's average net assets. For the year ended December 31, 2004, the effective annual advisory fee for the Global and International Value portfolios was 0.80% and 0.80%, respectively. These advisory fee waivers may be rescinded at any time.

/E/ Reflects the aggregate annual operating expenses of Series I of each portfolio and its corresponding master fund of the American Fund Insurance Series. In the case of the American Growth, American International, American Blue Chip Income and Growth, American Growth-Income and American Bond portfolios, Capital Research Management Company (the adviser to the American Growth, American International, American Blue Chip Income and Growth, American Growth-Income and American Bond portfolios) voluntarily reduced investment advisory fees to rates provided by amended agreement effective April 1, 2005. This waiver is currently 10% and will continue at this level until further review. These advisory fee waivers may be terminated at any time.

/F/ The Adviser has voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below. These advisory fee waivers may be terminated at any time.

                                                               Between $50 million         Excess Over
Portfolio                            First $50 million*         and $500 million*         $500 million*
------------------------------      --------------------      ---------------------      --------------
  Financial Services .........             0.85%                     0.80%                   0.75%
  Fundamental Value ..........             0.85%                     0.80%                   0.75%

   * as a percentage of average annual net assets.

If such advisory fee waiver were reflected, it is estimated that the advisory fees for these portfolios would have been as follows:

  Financial Services .........      0.83%
  Fundamental Value ..........      0.79%

/G/ The Trust sells these portfolios only to certain variable life insurance and variable annuity separate accounts of John Hancock Life Insurance Company and its affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and the Adviser. The expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio's "Annual Operating Expenses" does not exceed the rate noted in the table under "Total Annual Expenses". If this expense cap were included, the Total Annual Expenses for these portfolios would be reduced by 0.25%. A portfolio's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio`s business.
Under the Agreement, the Adviser's obligation to provide the expense cap with respect to a particular portfolio terminates only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement.

/H/ The PIMCO VIT All Asset Portfolio may invest in any of a number of underlying funds offered by the PIMCO Funds (the "PIMS Funds"). Underlying PIMS Fund expenses for the portfolio are estimated based upon an allocation of the portfolio's assets among the underlying PIMS Funds and upon the total annual operating expenses of the Institutional Class shares of these underlying PIMS Funds. Underlying PIMS Fund expenses will vary with changes in the expenses of the underlying PIMS Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. The underlying PIMS Fund net operating expenses for the most recent fiscal year range from 0.32% to 0.85%. PIMCO has contractually agreed, for the portfolio's current fiscal year, to reduce its Management Fee to the extent that the underlying PIMS fund expenses attributable to management and administrative fees exceed 0.60%. This fee reduction is not reflected in the expenses set out in the portfolio fee table. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including each recoupment, do not exceed the annual expense limit.

/I/ On October 17, 2005, shareholders voted in favor of a Management Fee increase. The Management Fees for the Growth & Income portfolio are noted below. The expense information in the table has been restated to reflect current fees.

 First $500 million        Between $500 million         Between $1 billion         Excess of $2.5 billion
  of Aggregate Net           and $1 billion of          and $2.5 billion of             of Aggregate
       Assets              Aggregate Net Assets        Aggregate Net Assets              Net Assets
--------------------      ----------------------      ----------------------      -----------------------
        0.78%                     0.76%                       0.75%                        0.74%

For the purposes of determining Aggregate Net Assets, the following net assets are included: (a) the Growth & Income portfolio, a series of John Hancock Trust
(b) that portion of the net assets of the Managed portfolio, a series of John Hancock Trust, that is managed by Grantham, Mayo, Van Otterloo & Co. LLC (c) U.S. Core portfolio, a series of John Hancock Funds III (d) Growth & Income portfolio, a series of John Hancock Funds II and (e) that portion of the net assets of the Managed portfolio, a series of John Hancock Funds, II, that is managed by Grantham, Mayo, Van Otterloo & Co. LLC.

The amount of the Management Fee is determined by applying the daily equivalent of an annual fee rate to the net assets for the Growth & Income portfolio. The annual fee rate is calculated each day by applying the annual percentage rates in the table above to the applicable portions of Aggregate Net Assets shown in the table and dividing the sum of the amounts so determined by Aggregate Net Assets. The term Aggregate Net Assets includes the net assets of the Growth & Income portfolio as well as the other portfolios managed by the subadviser to the Growth & Income portfolio set forth in the notes to the table, but only for the period during which the subadviser for the Growth & Income portfolio also serves as the subadviser to the other portfolios.

The Management Fee is accrued and paid daily and is calculated for each day by multiplying the daily equivalent of the annual percentage rate for the Growth & Income portfolio by the value of the net assets of the portfolio at the close of business on the previous business day of the Trust.

/J/ For the period ending May 1, 2005 to April 30, 2006, the adviser has contractually agreed to reimburse the Fund for any expense (other than advisory fees, brokerage or othe rportfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund's annualized average daily net assets.

                              DETAILED INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Your investment options

     The assets of each sub-account of the Account (except those invested in the American Growth, American International, American Blue Chip Income and Growth, American Growth-Income, American Bond, PIMCO All Asset, Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation, and Business Opportunity Value portfolios) are invested in the NAV shares of a corresponding investment portfolio of the John Hancock Trust (the "Trust"). The Trust is registered under the Investment Company Act of 1940 ("1940 Act")as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to sub-investment advisors that actually manage the portfolio assets. These sub-investment managers are the entities identified in the table below as "Portfolio Managers". Our affiliates own JHIMS LLC and, therefore, we indirectly benefit from any investment management fees JHIMS LLC retains.

     Each of the American Growth, American International, American Growth-Income, American Blue Chip Income and Growth, and American Bond subaccounts invests in Series I shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% Rule 12b-1 fee.

     The PIMCO VIT All Asset portfolio is a series of the PIMCO Variable Insurance Trust (the "PIMCO Trust") which is registered under the 1940 Act as an open-end management investment company. The assets of the PIMCO VIT All Asset subaccount are invested in Class M shares of the PIMCO VIT All Asset portfolio which is subject to a 0.45% Rule 12b-1 fee. The PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     The Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value portfolios are series of M Fund, Inc. (the "M Fund"), an open-end management investment company registered as such under the 1940 Act. The assets of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value subaccounts are invested in the corresponding portfolios of the M Fund. M Financial Investment Advisers, Inc. ("M Financial") is the investment adviser for all portfolios of the M Fund. The entities shown in the table below as "Portfolio Managers" of the the M Fund portfolios are sub-investment advisors selected by M Financial and are the entities that actually manage the portfolios assets.

     In this prospectus, the Trust and the PIMCO Trust are each referred to as a "Series Fund" and are collectively referred to as the "Series Funds". In this prospectus the various series of the Series Funds are referred to as "funds" or "portfolios." In the prospectuses for the Series Funds, the series may be referred to by other terms such as "trusts" or "series".

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisors or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides (see "Distribution of Policies"). None of these compensation payments, however, result in any charge to you in addition to what is shown in the table(s) under "Fee Tables."

     The following table contains a general description of the portfolios that underlie the variable investment options we make available under the policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio, in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

     The subaccounts in the Separate Account are NOT publicly traded mutual funds. The subaccounts are only available to you as investment options in the policies or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Series Funds also may be available through participation in certain qualified pension or retirement plans.

     The Series Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the subaccounts are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any subaccounts described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the subaccounts of our Separate Account.

 Portfolio                      Portfolio Manager
=========================      ================================
 Science & Technology          T. Rowe Price Associates, Inc.
 Pacific Rim                    MFC Global Investment
                               Management (U.S.A.) Limited
 Health Sciences               T. Rowe Price Associates, Inc.
 Emerging Growth                Sovereign Asset Management
                               Company
 Small Cap Growth              Wellington Management Company,
                               LLP
 Emerging Small Company         RCM Capital Management LLC.
 Small Cap                     Independence Investment LLC
 Small Cap Index                MFC Global Investment
                               Management (U.S.A.) Limited

 Portfolio                      Investment Description
=========================      ===============================================================
 Science & Technology           Seeks long-term growth of capital by investing, under
                               normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks
                               of companies expected to benefit from the development,
                               advancement, and use of science and technology. Current
                               income is incidental to the portfolio's objective.
 Pacific Rim                    Seeks long-term growth of capital by investing in a
                               diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations
                               domiciled in countries in the Pacific Rim region.
 Health Sciences               Seeks long-term capital appreciation by investing, under
                               normal market conditions, at least 80% of its net assets
                               (plus any borrowings for investment purposes) in common
                               stocks of companies engaged in the research, development,
                               production, or distribution of products or services related to health care, medicine, or the life sciences (collectively
                               termed "health sciences").
 Emerging Growth                Seeks superior long-term rates of return through capital
                               appreciation by investing, under normal circumstances,
                               primarily in high quality securities and convertible
                               instruments of small-cap U.S. companies.
 Small Cap Growth              Seeks long-term capital appreciation by investing, under
                               normal market conditions, primarily in small-cap
                               companies that are believed to offer above average potential for growth in revenues and earnings.
 Emerging Small Company         Seeks long-term growth of capital by investing, under
                               normal market conditions, at least 80% of its net assets
                               (plus any borrowings for investment purposes) in common
                               stock equity securities of companies with market
                               capitalizations that approximately match the range of
                               capitalization of the Russell 2000 Growth Index* ("small
                               cap stocks") at the time of purchase. RCM defines these as companies with market capitalizations of not less than 50%
                               and not more than 200% of the weighted average market
                               capitalization of the Russell 2000 Index (not less than $105 million and not more than $4.4 billion as of December 31,
                               2005).
 Small Cap                      Seeks maximum capital appreciation consistent with
                               reasonable risk to principal by investing, under normal
                               market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization is
                               under $2 billion.
 Small Cap Index                Seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to
                               track the performance of the Russell 2000 Index ($105
                               million to $4.4 billion as of December 31, 2005).

 Portfolio                            Portfolio Manager
===============================      =====================================
 Dynamic Growth                      Deutsche Asset Management Inc.
 Mid Cap Stock                        Wellington Management Company,
                                     LLP
 Natural Resources                   Wellington Management Company,
                                     LLP
 All Cap Growth                       AIM Capital Management, Inc.
 Strategic Opportunities             Fidelity Management & Research
                                     Company
 Financial Services                   Davis Advisors
 International Opportunities         Marisco Capital Management, LLC
 International Small Cap              Templeton Investment Counsel, Inc.
 International Equity Index B        SSgA Funds Management, Inc.
 Overseas Equity                      Capital Guardian Trust Company

 Portfolio                            Investment Description
===============================      ==================================================================
 Dynamic Growth                       Seeks long-term growth of capital by investing in stocks
                                     and other equity securities of medium-sized U.S. companies with strong growth potential.
 Mid Cap Stock                        Seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant
                                     capital appreciation potential.
 Natural Resources                   Seeks long-term total return by investing, under normal
                                     market conditions, primarily in equity and equity-related
                                     securities of natural resource-related companies worldwide.
 All Cap Growth                       Seeks long-term capital appreciation by investing the
                                     portfolio's assets under normal market conditions,
                                     principally in common stocks of companies that are likely
                                     to benefit from new or innovative products, services or
                                     processes, as well as those that have experienced above
                                     average, long-term growth in earnings and have excellent
                                     prospects for future growth.
 Strategic Opportunities             Seeks growth of capital by investing primarily in common
                                     stocks. Investments may include securities of domestic and foreign issuers, and growth or value stocks or a
                                     combination of both.
 Financial Services                   Seeks growth of capital by investing primarily in common
                                     stocks of financial companies. During normal market
                                     conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                     companies that are principally engaged in financial
                                     services. A company is "principally engaged" in financial
                                     services if it owns financial services-related assets
                                     constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.
 International Opportunities         Seeks long-term growth of capital by investing, under
                                     normal market conditions, at least 65% of its assets in
                                     common stocks of foreign companies that are selected for
                                     their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The
                                     portfolio normally invests in issuers from at least three
                                     different countries not including the U.S. The portfolio may invest in common stocks of companies operating in
                                     emerging markets.
 International Small Cap              Seeks capital appreciation by investing primarily in the
                                     common stock of companies located outside the U.S. which
                                     have total stock market capitalization or annual revenues of
                                     $1.5 billion or less ("small company securities").
 International Equity Index B        Seeks to track the performance of broad-based equity
                                     indices of foreign companies in developed and emerging
                                     market by attempting to track the performance of the MSCI
                                     All Country World ex-US Index*. The market capitalization
                                     of the index is between $419 million to $219.5 billion.
 Overseas Equity                      Seeks long-term capital appreciation by investing, under
                                     normal market conditions, at least 80% of its assets in
                                     equity securities of companies outside the U.S. in a
                                     diversified mix of large established and medium-sized
                                     foreign companies located primarily in developed countries and, to a lesser extent, in emerging markets.

 Portfolio                          Portfolio Manager
=============================      =====================================
 American International            Capital Research Management
                                   Company
 International Value                Templeton Investment Counsel, Inc.
 International Core                Grantham, Mayo, Van Otterloo &
                                   Co. LLC
 Quantitative Mid Cap               MFC Global Investment
                                   Management (U.S.A.) Limited
 Mid Cap Index                     MFC Global Investment
                                   Management (U.S.A.) Limited
 Mid Cap Core                       AIM Capital Management, Inc.
 Global                            Templeton Global Advisors Limited
 Capital Appreciation               Jennison Associates LLC
 American Growth                   Capital Research Management
                                   Company
 U.S. Global Leaders Growth         Sustainable Growth Advisers, L.P.
 Quantitative All Cap              MFC Global Investment
                                   Management (U.S.A.) Limited
 All Cap Core                       Deutsche Asset Management Inc.

 Portfolio                          Investment Description
=============================      =================================================================
 American International            Invests all of its assets in Class 2 shares of the International
                                   Fund, a series of American Fund Insurance Series. The
                                   International Fund invests primarily in common stocks of
                                   companies located outside the United States.
 International Value                Seeks long-term growth of capital by investing, under
                                   normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging
                                   markets.
 International Core                Seeks long-term growth of capital and income, consistent
                                   with prudent investment risk, by investing primarily in a
                                   diversified portfolio of com&shy;mon stocks of U.S.
                                   issuers which the subadviser believes are of high quality.
 Quantitative Mid Cap               Seeks long-term growth of capital by investing, under
                                   normal market conditions, at least 80% of its total assets
                                   (plus any borrowings for investment purposes) in U.S. mid-
                                   cap stocks, convertible preferred stocks, convertible bonds and warrants.
 Mid Cap Index                     Seeks to approximate the aggregate total return of a mid
                                   cap U.S. domestic equity market index by attempting to
                                   track the performance of the S&P Mid Cap 400 Index*
                                   ($423 million to $14.6 billion as of December 31, 2005).
 Mid Cap Core                       Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities, including
                                   convertible securities, of mid-capitalization companies.
 Global                            Seeks long-term capital appreciation by investing, under
                                   normal market conditions, at least 80% of its net assets
                                   (plus any borrowings for investment purposes) in equity
                                   securities of companies located anywhere in the world,
                                   including emerging markets.
 Capital Appreciation               Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the
                                   subadviser believes have above-average growth prospects.
                                   These companies are generally medium-to-large
                                   capitalization companies.
 American Growth                   Invests all of its assets in Class 2 shares of the Growth
                                   Fund, a series of American Fund Insurance Series. The
                                   Growth Fund invests primarily in common stocks of
                                   companies that appear to offer superior opportunities for
                                   growth of capital.
 U.S. Global Leaders Growth         Seeks long-term growth of capital by investing, under
                                   normal market conditions, primarily in common stocks of
                                   "U.S. Global Leaders."
 Quantitative All Cap              Seeks long-term growth of capital by investing, under
                                   normal circumstances, primarily in equity securities of U.S.
                                   companies. The portfolio will generally focus on equity
                                   securities of U.S. companies across the three market
                                   capitalization ranges of large, mid and small.
 All Cap Core                       Seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within
                                   the Russell 3000 Index ($26 million to $370 billion as of
                                   December 31, 2005).

 Portfolio                        Portfolio Manager
===========================      ===================================
 Large Cap Growth                Fidelity Management & Research
                                 Company
 Total Stock Market Index         MFC Global Investment
                                 Management (U.S.A.) Limited
 Blue Chip Growth                T. Rowe Price Associates, Inc.
 U.S. Large Cap                   Capital Guardian Trust Company
 Core Equity                     Legg Mason Funds Management,
                                 Inc.
 Strategic Value                  Massachusetts Financial Services
                                 Company
 Large Cap Value                 Mercury Advisors
 Classic Value                    Pzena Investment Management,
                                 LLC
 Utilities                       Massachusetts Financial Services
                                 Company
 Real Estate Securities           Deutsche Asset Management Inc.
 Small Cap Opportunities         Munder Capital Management

 Portfolio                        Investment Description
===========================      ===============================================================
 Large Cap Growth                Seeks long-term growth of capital by investing, under
                                 normal market conditions, at least 80% of its net assets
                                 (plus any borrowings for investment purposes) in equity
                                 securities of companies with large market capitalizations.
 Total Stock Market Index         Seeks to approximate the aggregate total return of a broad
                                 U.S. domestic equity market index by attempting to track
                                 the performance of the Wilshire 5000 Equity Index* (less
                                 than $1 million to $370 billion as of December 31, 2005).
 Blue Chip Growth                Seeks to achieve long-term growth of capital (current
                                 income is a secondary objective) by investing, under
                                 normal market conditions, at least 80% of the portfolio's
                                 total assets in the common stocks of large and medium-
                                 sized blue chip growth companies. Many of the stocks in
                                 the portfolio are expected to pay dividends.
 U.S. Large Cap                   Seeks long-term growth of capital and income by investing
                                 the portfolio's assets, under normal market conditions,
                                 primarily in equity and equity-related securities of
                                 companies with market capitalization greater than $500
                                 million.
 Core Equity                     Seeks long-term capital growth by investing, under normal
                                 market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital growth.
                                 The subadviser Seeks to purchase securities at large
                                 discounts to the subadviser's assessment of their intrinsic value.
 Strategic Value                  Seeks capital appreciation by investing, under normal
                                 market conditions, at least 65% of its net assets in common stocks and related securities of companies which the
                                 subadviser believes are undervalued in the market relative to their long term potential.
 Large Cap Value                 Seeks long-term growth of capital by investing, under
                                 normal market conditions, primarily in a diversified
                                 portfolio of equity securities of large cap companies located in the U.S.
 Classic Value                    Seeks long-term growth of capital by investing, under
                                 normal market conditions, at least 80% of its net assets in domestic equity securities.
 Utilities                       Seeks capital growth and current income (income above
                                 that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of
                                 domestic and foreign companies in the utilities industry.
 Real Estate Securities           Seeks to achieve a combination of long-term capital
                                 appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate
                                 companies.
 Small Cap Opportunities         Seeks long-term capital appreciation by investing, under
                                 normal circumstances, at least 80% of its assets in equity securities of companies with market capitalizations within the range of the companies in the Russell 2000 Index ($105 million to $4.4 billion as of December 31, 2005).

 Portfolio                   Portfolio Manager
======================      =================================
 Small Cap Value            Wellington Management Company,
                            LLP
 Small Company Value         T. Rowe Price Associates, Inc.
 Special Value              Salomon Brothers Asset
                            Management Inc
 Mid Value                   T. Rowe Price Associates, Inc.
 Mid Cap Value              Lord, Abbett & Co
 Value                       Van Kampen
 All Cap Value              Lord, Abbett & Co
 Growth & Income             Independence Investment LLC
 500 Index B                MFC Global Investment
                            Management (U.S.A.) Limited
 Fundamental Value           Davis Advisors

 Portfolio                   Investment Description
======================      ===============================================================
 Small Cap Value            Seeks long-term capital appreciation by investing, under
                            normal market conditions, at least 80% of its assets in
                            small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital
                            appreciation.
 Small Company Value         Seeks long-term growth of capital by investing, under
                            normal market conditions, primarily in small companies
                            whose common stocks are believed to be undervalued.
                            Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for
                            investment purposes) in companies with a market
                            capitalization that does not exceed the maximum market
                            capitalization of any security in the Russell 2000 Index* at the time of purchase ($26 million to $4.4 billion as of
                            December 31, 2005).
 Special Value              Seeks long-term capital growth by investing, under normal
                            circumstances, at least 80% of its net assets in common
                            stocks and other equity securities of companies whose
                            market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell
                            2000 Value Index $41 million to $3.5 billion as of
                            December 31, 2005).
 Mid Value                   Seeks long-term capital appreciation by investing, under
                            normal market conditions, primarily in a diversified mix of common stocks of mid size U.S. companies that are
                            believed to be undervalued by various measures and offer
                            good prospects for capital appreciation.
 Mid Cap Value              Seeks capital appreciation by investing, under normal
                            market conditions, at least 80% of the portfolio's net assets
                            (plus any borrowings for investment purposes) in mid-sized companies, with market capitalization of roughly $500
                            million to $10 billion.
 Value                       Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in equity securities of companies
                            with capitalizations similar to the market capitalization of companies in the Russell Midcap Value Index (582 million
                            to $18.2 billion as of December 31, 2005).
 All Cap Value              Seeks capital appreciation by investing in equity securities of U.S. and multinational companies in all capitalization
                            ranges that the subadviser believes are undervalued.
 Growth & Income             Seeks income and long-term capital appreciation by
                            investing, under normal market conditions, primarily in a
                            diversified mix of common stocks of large U.S. companies.
 500 Index B                Seeks to approximate the aggregate total return of a broad
                            U.S. domestic equity market index by attempting to track
                            the performance of the S&P 500 Composite Stock Price
                            Index* ($768 million to $370 billion as of December 31,
                            2005).
 Fundamental Value           Seeks growth of capital by investing, under normal market
                            conditions, primarily in common stocks of U.S. companies
                            with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

 Portfolio                              Portfolio Manager
=================================      =================================
 Large Cap                             UBS Global Asset Management
 Quantitative Value                     MFC Global Investment
                                       Management (U.S.A.) Limited
 American Growth -Income               Capital Research Management
                                       Company
 Equity-Income                          T. Rowe Price Associates, Inc.
 American Blue Chip Income             Capital Research Management
 and Growth                            Company
 Income & Value                         Capital Guardian Trust Company
 Managed                               Independence Investment LLC
                                       Capital Guardian Trust Company
                                       Declaration Management &
                                       Research LLC
 PIMCO VIT All Asset (only              Pacific Investment Management
 Class M is available for sale)        Company
 Global Allocation                     UBS Global Asset Management
 High Yield                             Western Asset Management Co.
 U.S. High Yield Bond                  Wells Fargo Fund Management,
                                       LLC

 Portfolio                              Investment Description
=================================      ===============================================================
 Large Cap                             Seeks to maximize total return, consisting of capital
                                       appreciation and current income by investing, under normal circumstances, at least 80% of its net assets (plus
                                       borrowings for investment purposes, if any) in equity
                                       securities of U.S. large capitalization companies.
 Quantitative Value                     Seeks long-term capital appreciation by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.
 American Growth -Income               Invests all of its assets in Class 2 shares of the Growth-
                                       Income Fund, a series of American Fund Insurance Series.
                                       The Growth-Income Fund invests primarily in common
                                       stocks or other securities which demonstrate the potential for appreciation and/or dividends.
 Equity-Income                          Seeks to provide substantial dividend income and also long-
                                       term capital appreciation by investing primarily in
                                       dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing
                                       dividends and capital appreciation.
 American Blue Chip Income             Invests all of its assets in Class 2 shares of the Blue Chip
 and Growth                            Income and Growth Fund, a series of American Fund
                                       Insurance Series. The Blue Chip Income and Growth Fund
                                       invests primarily in common stocks of larger, more
                                       established companies based in the U.S. with market
                                       capitalizations of $4 billion and above.
 Income & Value                         Seeks the balanced accomplishment of (a) conservation of
                                       principal and (b) long-term growth of capital and income
                                       by investing the portfolio's assets in both equity and fixed-
                                       income securities. The subadviser has full discretion to
                                       determine the allocation between equity and fixed income
                                       securities.
 Managed                               Seeks income and long-term capital appreciation by
                                       investing primarily in a diversified mix of: (a) common
                                       stocks of large and mid sized U.S. companies, and (b)
                                       bonds with an overall intermediate term average maturity.
 PIMCO VIT All Asset (only              Invests primarily in a diversified mix of: (a) common
 Class M is available for sale)        stocks of large and mid sized U.S. companies, and (b)
                                       bonds with an overall intermediate term average maturity.
 Global Allocation                     Seeks total return, consisting of long-term capital
                                       appreciation and current income, by investing in equity and fixed income securities of issuers located within and
                                       outside the U.S.
 High Yield                             Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities,
                                       including corporate bonds and other fixed-income
                                       securities.
 U.S. High Yield Bond                  Seeks total return with a high level of current income by
                                       investing, under normal market conditions, primarily in
                                       below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                       preferred and other convertible securities and bank loans.

 Portfolio                       Portfolio Manager
==========================      =================================
 Strategic Bond                 Western Asset Management Co.
 Strategic Income                John Hancock Advisers, LLC
 Global Bond                    Pacific Investment Management
                                Company
 Investment Quality Bond         Wellington Management Company,
                                LLP
 Total Return                   Pacific Investment Management
                                Company
 American Bond                   Capital Research Management
                                Company
 Real Return Bond               Pacific Investment Management
                                Company
 Bond Index B                    Declaration Management &
                                Research

 Portfolio                       Investment Description
==========================      ===============================================================
 Strategic Bond                 Seeks a high level of total return consistent with
                                preservation of capital by giving its subadviser broad
                                discretion to deploy the portfolio's assets among certain
                                segments of the fixed income market as the subadviser
                                believes will best contribute to achievement of the
                                portfolio's investment objective.
 Strategic Income                Seeks a high level of current income by investing, under
                                normal market conditions, primarily in foreign government
                                and corporate debt securities from developed and emerging
                                markets; U.S. Government and agency securities; and U.S.
                                high yield bonds.
 Global Bond                    Seeks to realize maximum total return, consistent with
                                preservation of capital and prudent investment management
                                by investing the portfolio's assets primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S.
                                dollar.
 Investment Quality Bond         Seeks a high level of current income consistent with the
                                maintenance of principal and liquidity, by investing in a
                                diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S.
                                Government bonds with intermediate to longer term
                                maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.
 Total Return                   Seeks to realize maximum total return, consistent with
                                preservation of capital and prudent investment management
                                by investing, under normal market conditions, at least 65%
                                of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average
                                portfolio duration will normally vary within a three- to six-
                                year time frame based on the subadviser's forecast for
                                interest rates.
 American Bond                   Seeks to maximize current income and preserve capital.
 Real Return Bond               Seeks maximum return, consistent with preservation of
                                capital and prudent investment management by investing,
                                under normal market conditions, at least 80% of its net
                                assets in inflation-indexed bonds of varying maturities
                                issued by the U.S. and non-U.S. governments and by
                                corporations.
 Bond Index B                    Seeks to track the performance of the Lehman Brothers
                                Aggregate Index (which represents the U.S. investment
                                grade bond market) by investing, under normal market
                                conditions, at least 80% of its assets in securities listed in the Lehman Index.

 Portfolio                          Portfolio Manager
=============================      ================================
 Core Bond                         Wells Fargo Fund Management,
                                   LLC
 Active Bond                        Declaration Management &
                                   Research LLC John Hancock
                                   Advisers, LLC
 U.S. Government Securities        Western Asset Management Co.
 Short-Term Bond                    Declaration Management &
                                   Research LLC
 Money Market B                    MFC Global Investment
                                   Management (U.S.A.) Limited
 Lifestyle Aggressive               MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Growth                  MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Balanced                 MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.
 Lifestyle Moderate                MFC Global Investment
                                   Management (U.S.A.) Limited
                                   Deutsche Asset Management Inc.

 Portfolio                          Investment Description
=============================      ==============================================================
 Core Bond                         Seeks total return consisting of income and capital
                                   appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                                   subadviser invests in debt securities that the subadviser
                                   believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate
                                   sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                                   comparable to investment-grade debt securities. Under
                                   normal circumstances, the subadviser expects to maintain
                                   an overall effective duration range between 4 and 5 1/2
                                   years.
 Active Bond                        Seeks income and capital appreciation by investing at least
                                   80% of its assets in a diversified mix of debt securities and instruments.
 U.S. Government Securities        Seeks a high level of current income consistent with
                                   preservation of capital and maintenance of liquidity, by
                                   investing in debt obligations and mortgage-backed
                                   securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such
                                   securities.
 Short-Term Bond                    Seeks income and capital appreciation by investing at least
                                   80% of its assets in a diversified mix of debt securities and instruments.
 Money Market B                    Seeks to obtain maximum current income consistent with
                                   preservation of principal and liquidity by investing in high quality, U.S. Dollar denominated money market
                                   instruments.
 Lifestyle Aggressive               Seeks to provide long-term growth of capital (current
                                   income is not a consideration) by investing 100% of the
                                   Lifestyle Trust's assets in other portfolios of the Trust
                                   ("Underlying Portfolios") which invest primarily in equity securities.
 Lifestyle Growth                  Seeks to provide long-term growth of capital with
                                   consideration also given to current income by investing
                                   approximately 20% of the Lifestyle Trust's assets in
                                   Underlying Portfolios which invest primarily in fixed
                                   income securities and approximately 80% of its assets in
                                   Underlying Portfolios which invest primarily in equity
                                   securities.
 Lifestyle Balanced                 Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the
                                   Lifestyle Trust's assets in Underlying Portfolios which
                                   invest primarily in fixed income securities and
                                   approximately 60% of its assets in Underlying Portfolios
                                   which invest primarily in equity securities.
 Lifestyle Moderate                Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the
                                   Lifestyle Trust's assets in Underlying Portfolios which
                                   invest primarily in fixed income securities and
                                   approximately 40% of its assets in Underlying Portfolios
                                   which invest primarily in equity securities.

 Portfolio                             Portfolio Manager
================================      ===================================
 Lifestyle Conservative               MFC Global Investment
                                      Management (U.S.A.) Limited
                                      Deutsche Asset Management Inc.
 Brandes International Equity          Brandes Investment Partners, LLC
 Turner Core Growth                   Turner Investment Partners, LLC
 Frontier Capital Appreciation         Frontier Capital Management
                                      Company, LLC
 Business Opportunity Value           Iridian Asset Management, LLC

 Portfolio                             Investment Description
================================      ==============================================================
 Lifestyle Conservative               Seeks to provide a high level of current income with some
                                      consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in
                                      Underlying Portfolios which invest primarily in fixed
                                      income securities and approximately 20% of its assets in
                                      Underlying Portfolios which invest primarily in equity
                                      securities.
 Brandes International Equity          Seeks long-term capital appreciation through investment in equity securities of foreign issuers, including common
                                      stocks, preferred stocks and securities that are convertible into common stocks.
 Turner Core Growth                   Seeks long-term capital appreciation through investment
                                      mainly in common stocks of US companies that the
                                      portfolio manager believes have strong earnings-growth
                                      potential.
 Frontier Capital Appreciation         Seeks maximum capital appreciation through investment in
                                      common stock of US companies of all states, with
                                      emphasis on stocks with capitalizations consistent with the capitalizations of those companies found in the Russell
                                      2500.
 Business Opportunity Value           Seeks long-term capital appreciation through investment
                                      primarily in equity securities of US issuers in the large-to-
                                      medium capitalization segment of the US stock market.

*"Standard & Poor's (Reg. TM)," "S&P 500 (Reg. TM)," "Standard and Poor's 500 (Reg. TM)" and "S&P Mid Cap 400 (Reg. TM)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000 (Reg. TM)," "Russell 2000 (Reg. TM) Growth," "Russell 2500 (Reg. TM)" and "Russell 3000 (Reg. TM)" are trademarks of Frank Russell Company. "Wilshire 5000 (Reg. TM)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE (Reg. TM)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

     You bear the investment risk of any portfolio you choose as an investment option for your contract. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to a sub-account.

     If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

     We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Time).

     We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for contract owners) in proportion to the instructions so received.

     We determine the number of a fund`s shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

     However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

     The voting privileges described above reflect our understanding of applicable federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock NY to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgement, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock NY

     John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

     We have received the following ratings from independent rating agencies:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch Ratings

     Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY's ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account B (the "Account"), a separate account established under New York law. The Account meets the definition of "separate account" under the federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account options

     Our obligations under any fixed account options are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer two fixed account options - the standard fixed account, and the enhanced yield fixed account offered as a supplementary benefit rider. The effective annual rate we declare for the fixed account options will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account options, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account options have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans, accrued interest and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face
       Amount, or (2) the minimum death benefit (as described below).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face
       Amount plus the policy value on the date of death, or (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the premium charge on premium payments and the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see "No-Lapse Guarantee"). Also, the amount of any Supplemental Face Amount coverage expires on the policy anniversary nearest the insured person's 121st birthday.

     If your priority is to reduce your face amount charges and the premium charge on your premiums, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 2nd policy year or to maximize the death benefit when the insured person reaches 121, then you may wish to maximize the proportion of the Base Face Amount.

     If you want to purchase Supplemental Face Amount coverage, you may select either a level amount of coverage or an amount of coverage that increases each year up to a prescribed limit. If you elect to forego any scheduled increase in coverage, we reserve the right to discontinue scheduled increases for all following years.

The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law - the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

Attained Age                   Applicable Factor
------------------------      ------------------
  40 and under .........             250%
  45 ...................             215%
  50 ...................             185%
  55 ...................             150%
  60 ...................             130%
  65 ...................             120%
  70 ...................             115%
  75 ...................             105%
  90 ...................             105%
  95 and above .........             100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

     To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

     At and after the policy anniversary nearest the insured person's 121st birthday, the following will occur:

     . Any Supplemental Face Amount will be discontinued (see "Base Face Amount vs. Supplemental Face Amount").

     . We will stop deducting any monthly deductions.

     . We will stop accepting any premium payments.

Requesting an increase in coverage

     After the first policy year, we may approve an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

     After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     . the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and

     . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     A pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see "Surrender charge"). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1, after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

     A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit.

     . The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax law tests.

Tax consequences of coverage changes

     A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You will also choose how often to pay premiums - annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

     The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person reaches age 121, subject to the limitations on premium amount described below.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

     Large premium payments may expose us to unanticipated investment risk. In order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. After the Issue Date but prior to the Allocation Date, premiums received are allocated to the Money Market B investment account.The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or any fixed account option as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus.

     We will also accept premiums:

     . by wire or by exchange from another insurance company, or

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

     Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

No-Lapse Guarantee

     In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

     The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

     The No-Lapse Guarantee Premium is set at issue on the basis of the Face Amount and reflects the age, sex and risk class of the proposed insured, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face

Amount of insurance due to a withdrawal, (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person or (v) a temporary additional rating is added (due to a Face Amount increase).

     The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 2 policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) 5 years if the insured person's issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium rider, however, is limited to the first 2 policy years.

     While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

     (a) the outstanding premium requirement to satisfy the cumulative premium test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next 3 policy months, or

     (b) the amount necessary to bring the net cash surrender value to zero plus the monthly deductions due, plus the next 3 monthly deductions plus the applicable premium charge.

     If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.

Cumulative premium test

     The Cumulative Premium Test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the policy date to the date of the test.

Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a) The insured person's risk classification is standard or preferred, and

     (b) The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

     (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

     (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

     Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

The policy value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".

     The amount you've invested in a fixed account option will earn interest at the rates we declare from time to time. We guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for a fixed account, just call or write to us. Amounts you invest in a fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to any fixed account are the same as those applicable to the investment accounts.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     . within 18 months after the policy's issue date, or

     . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions that we've specified, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then, for the 30 calendar day period after such transfer, no transfers from the Money Market B investment account to any other investment accounts (variable or fixed) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     The most you can transfer at any one time out of the enhanced yield fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the enhanced yield fixed account maximum transfer percentage of 10% multiplied by the amount in the enhanced yield fixed account on the immediately preceding policy anniversary. Transfers out of the standard fixed account option are limited to the greater of (i) $2,000, or (ii) the standard fixed account maximum transfer percentage of 15% multiplied by the amount in the standard fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of a fixed account option may not involve a transfer to the Money Market B investment account.

     We reserve the right to impose a minimum amount limit on transfers out of a fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

     Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from the Money Market B investment account into any other investment account(s) or any fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

     Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. At six-month intervals beginning six months after the policy date, we will move amounts among the investment accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

     You you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. If the withdrawal results in a reduction in Base Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied. In addition, we reserve the right to charge a withdrawal fee of up to the lesser of 2% of the withdrawal amount or $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $100,000.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. The Base Face Amount will be reduced only after the Supplemental Face Amount has been reduced to zero. If such a reduction in Total Face

Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal. As noted, above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge"). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

     For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal would reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge would be deducted.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as follows:

     . We first determine the net cash surrender value of your policy.

     . We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

     . We then multiply the resulting amount by 1.25% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     . We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under federal tax law. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     . The same proportionate part of the loan as was borrowed from any fixed account option will be repaid to that fixed account.

     . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

     If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

     The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value at and after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

     . Premium charge - A charge to help defray our sales costs and related taxes. The maximum premium charge is 8% in all poilcy years. Currently, however, we plan to assess a premium charge of 6.4% upon each premium paid up to the Target Premium in each of the first 5 policy years. A premium charge of 2% of premium will be deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% will be deducted from all premiums paid in policy years 6 and later. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specification" section of the policy.

     . Optional enhanced surrender value rider charge - A charge imposed if you elect this rider. The charge is 2% of premiums paid up to the Target Premium in the first policy year.

Deductions from policy value

     . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15.

     . Face Amount charge - A monthly charge to primarily help cover sales costs. The duration of the face amount charge varies upon the age of the insured person as of the anniversary date nearest the policy date, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rate will vary based upon the sex, age and risk class of the insured person.

     . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance rates we use will depend on the age at issue, the insurance risk characteristics and (usually) gender of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

        (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

        (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

       Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

       If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

       For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

     . Additional mortality charge - A monthly charge specified in your policy for additional mortality risk if the insured person is subject to certain types of special insurance risk.

     . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account options.

     . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

     . Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $25 or 2% of the withdrawal amount. This charge is not currently imposed, but we reserve the right to do so.

     . Surrender charge - A charge we deduct if the policy lapses or is surrendered within the surrender charge period, which can be up to 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The percentage applied is dependent upon the policy year during which lapse or surrender occurs. The first year surrender charge percentage will vary based upon the particular policy specifications, but can can be as high as 100%, as shown in the following table:

Policy Year                   Percentage Applied
-----------------------      -------------------
  1-4 .................              100%
  5-6 .................               95%
  7 ...................               90%
  8 ...................               70%
  9 ...................               50%
  10 ..................               30%
  11 or later .........                0%

       If lapse or surrender occurs during the surrender charge period, the percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is less than age 45 at issue. For older issue ages, the percentages in the above table may be reduced. A pro rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount (see "Withdrawals" and "Requesting a decrease in coverage"). The pro rata charge is calculated by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.

Additional information about how certain policy charges work

Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of Charges at the Policy Level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Effect of premium payment pattern

     You may structure the timing and amount of premium payments to minimize the premium charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total premium charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total premium charges of $4,200. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to and including the ninth policy year, you would pay total premium charges of only $3,320. However, delaying the payment of Target Premiums to later policy years could increase the risk that the policy value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Supplemental Face Amount may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment contract, with adverse tax consequences to you upon receipt of policy distributions. (see "Tax considerations".)

Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

     . Optional Extended No-Lapse Guarantee Rider - This rider extends the
       No-Lapse Guarantee Period to the earlier of : (a) termination of the policy or rider, (b) subject to any applicable state limitations, the number of years selected by the policy owner and (c) age 121 of the insured person. The rider may be terminated at any time but cannot be reinstated
     once terminated. In order for the Extended No-Lapse Guarantee to be applicable, the extended cumulative premium test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the policy may affect the cost of the rider.

   . Acceleration of Death Benefit for Qualified Long-Term Care Services Rider
     - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes "chronically ill" so that such person: (1) is unable to perform at least 2 activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider.

     Benefits under the Long-Term Care Acceleration Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of "qualified long-term care service" as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligiblity for rider benefits.

     We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the "Maximum Monthly Benefit", is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

     We restrict your policy value's exposure to market risk when benefits are paid under the Long-Term Care Acceleration rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

     If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account described on page will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.

     If you purchase this rider:

      . you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

      . you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

     This rider is sometimes referred to as the "LifeCare Rider".

   . Residual Life Insurance Benefit and Continuation of Acceleration Rider -
     This rider is available only if you also purchase the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider. This rider provides protection against the death benefit being reduced below $25,000. The rider also provides for a continuation of benefits under the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider after such benefits would otherwise have ceased. The monthly maximum continuation benefit is determined by multiplying the Monthly Acceleration Percentage specified in the Policy Specifications times the Total Face Amount. This rider is sometimes referred to as the "LMAX Rider".

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   . Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit rider. This rider provides an additional death benefit payable upon the death of the life insured. The Return of Premium Rider death benefit has an initial value equal to your initial premium times the Percentage of Premium as elected and shown in the Policy Specifications page for the rider. The Percentage of Premium will be applied to each subsequent premium and will increase the coverage at the time of premium payment by that amount. The rider also provides options to increase or decrease the benefit amount. The Percentage of Premium is specified in the Policy Specifications page of your policy and may range between 0% and 5%. This rider is only available to you if death benefit Option 1 is elected.

     The Return of Premium Rider death benefit will not exceed the Maximum Benefit Amount shown in the Policy Specifications page for the rider. If the policy owner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the amount of the Return of Premium Rider death benefit will be reduced by the amount of the withdrawal.

     The No Lapse Guarantee provisions of the policy apply to the Return of Premium Rider death benefit for the first two policy years only.

   . Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured's insurability, and the premiums and charges after the change date will reflect the new life insured's age, sex, risk classification and any additional rating which applies. Supplementary benefits riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The validity and suicide provisions of the policy will apply to the entire Face Amount at the change date.

   . Optional Enhanced Surrender Value Rider - In the application for the policy, you may elect to purchase the enhanced value rider. This rider provides an enhanced value benefit (in addition to the surrender value) if you surrender the policy within the first nine policy years. The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

   . Enhanced Yield Fixed Account Rider - You may elect to allocate your premiums or policy value to the enhanced yield fixed account that we offer by rider. Obligations under the enhanced yield fixed account are backed by our general account. We will credit interest at the rate we declare. Additional transfer restrictions apply to amounts in an enhanced yield fixed account (see "Transfers of existing policy value").

   . Accelerated Benefit Rider - This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. Payment of the accelerated benefits is subject to limits and conditions specified in the rider.

Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

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


     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     . The policy is delivered to and received by the applicant.

     . The minimum initial premium is received by us.

     . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

     . Combining or removing fixed accounts or investment accounts

     . Changes in the form of organization of any separate account

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


     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various accounts

     . Borrow or withdraw amounts you have in the accounts

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

     . the John Hancock NY representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in a fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

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


When we pay policy proceeds

General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     . loans

     . surrenders or withdrawals

     . change of death benefit option

     . increase or decrease in Face Amount

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, Facsimile and Internet Transactions" below):

     . transfers of policy value among accounts

     . change of allocation among accounts for new premium payments

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


     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

     If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-888-267-7781 or by faxing us at 416-963-7044 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

     Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of

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


the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

     Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 120% of a certain portion of premium paid in the first policy year, and 5.5% of a certain portion of the premium paid in years 2-5. Compensation paid on any excess premium will not exceed 6.5% in any year. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis.

     Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

     This description of Federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

     The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax advisor should be consulted for advise.

General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

Policy death benefit proceeds

     We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with Section 7702.

     If the policy complies with Section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under
Section 101 of the Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Section 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner in order for the policy to continue to comply with the Section 7702 definitional limits. Changes that reduce benefits include partial withdrawals and death benefit option changes. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in Section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

     Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, as described in "Optional supplementary benefit riders you can add" you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocabale trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

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


     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

     Policy loans.

     We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds` prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

     Policies classified as modified endowment contracts are subject to the following tax rules:

     . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

     . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

     . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

       . is made on or after the date on which the policy owner attains age
         591/2;

       . is attributable to the policy owner becoming disabled; or

       . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

     These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

     Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

     Moreover, if benefits under a policy are reduced (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

     To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

     In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

     If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

     The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

     The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New
York) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     In addition to this prospectus, John Hancock NY has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock NY and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

                         SERVICE OFFICE
      Express Delivery                     Mail Delivery
  The John Hancock Life Insurance
        Company of New York                    P.O. Box 192
        Specialty Products                   Boston, MA 02117
       197 Clarendon Street, C-6
      Boston, MA 02117
               Phone:                              Fax:
           1-800-521-1234                      617-572-7008

     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-8329 1933 Act File No.
                                             -------------------

                      Statement of Additional Information
                           dated ____________, 2006

                               for interests in
      John Hancock Life Insurance Company of New York Separate Account B
                                ("Registrant")

                      Interests are made available under

                 MAJESTIC PERFORMANCE VARIABLE UNIVERSAL LIFE

     a flexible premium variable universal life insurance policy issued by

     JOHN HANCOCK LIFE INSURANCE COMPANY OF NEWYORK ("JOHN HANCOCK NY" or
                                 "DEPOSITOR")

This is a Statement of Additional Information ("SAI"). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock NY representative or by contacting the John Hancock NY Servicing Office at Specialty Products 197 Clarendon Street, C-6, Boston, MA 02117 or telephoning 1-800-521-1234.

                               TABLE OF CONTENTS

Contents of this SAI                                                   Page No.
--------------------                                                   --------
Description of the Depositor..........................................    2
Description of the Registrant.........................................    2
Services..............................................................    2
Independent Registered Public Accounting Firm.........................    2
Principal Underwriter/Distributor.....................................    2
Additional Information About Charges..................................    3
Financial Statements of Registrant and Depositor......................   F-1

Description of the Depositor

   Under the federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the "Depositor". The Depositor is John Hancock NY, a stock life insurance company organized under the laws of New York in 1992. We are a licensed life insurance company in the state of New York. Until 2004, John Hancock NY had been known as The Manufacturers Life Insurance Company of New York.

   John Hancock NY is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.), a life insurance company domiciled in Michigan. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Description of the Registrant

   Under the federal securities laws, the registered separate account underlying the variable life insurance policy is known as the "Registrant". In this case, the Registrant is John Hancock Life Insurance Company of New York Separate Account B (the "Account"), a separate account established by John Hancock NY under New York law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of "separate account" under the federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of John Hancock NY.

   New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

Services

   Administration of policies issued by John Hancock NY and of registered separate accounts organized by John Hancock NY may be provided by John Hancock Life Insurance Company, John Hancock Life Insurance Company of New York or other affiliates. Neither John Hancock NY nor the separate accounts are assessed any charges for such services.

   Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank's address is 225 Franklin Street, Boston, Massachusetts, 02110.

Independent Registered Public Accounting Firm

   The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Principal Underwriter/Distributor

   John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

   JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

   The aggregate dollar amount of underwriting commissions paid to JH Distributors in 2005, 2004 and 2003 was $487,871,282, $403,619,081, and
$293,120,491, respectively. JH Distributors did not retain any of these amounts during such periods.

   Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 120% of a certain portion of premium paid in the first policy year, and 5.5% of a certain portion of the premium paid in years 2-5. Compensation paid on any excess premium will not exceed 6.5% in any year. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis.

   The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy.

   Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms. The terms of such arrangements may differ among broker-dealer firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

  . Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm's conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

  . Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

  . Payments based upon "assets under management": These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

   Signator Investors, Inc. and Essex National Securities, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies. Certain unaffiliated financial institutions such as banks may also receive compensation in connection with the sale of our policies sold by registered representatives of Essex National Securities, Inc. on bank premises.

Additional Information About Charges

   A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

Reduction In Charges

   The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock NY reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock NY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock NY may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

   Financial Statements for the Depositor to be filed by Pre-Effective
Amendment.

   Financial Statements for the Registrant to be filed by Pre-Effective
Amendment.

PART C

OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

   (a) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I (now referred to as Separate Account B). Incorporated by reference to exhibit A (1) file number 333-33351 filed with the Commission on August 8, 1997 on behalf of FNAL.

   (b) Not applicable.

   (c) (1) Form of Principal Underwriting Agreement to be filed by Pre-Effective Amendment.

   (2) Form of General Agent and Broker Dealer Servicing Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(3), file number 333-126668 filed with the Commission on October 12, 2005.

   (3) Form of General Agent and Broker Dealer Selling Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(4), file number 333-126668 filed with the Commission on October 12, 2005.

   (d) To be filed by Pre-Effective Amendment.

   (e) To be filed by Pre-Effective Amendment.

   (f) (1) Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(I) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

   (a) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(II) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

   (b) Certificate of Amendment of the Declaration of Intention and Charter of the The Manufacturers Life Insurance Company of New York dated October 17, 1997. Incorporated by reference to Exhibit (6)(A)(III) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

   (c) Form of Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York effective January 1, 2005. Incorporated by reference to Pre-Effective amendment number 1,
Exhibit 27(f)(i)(c), file number 333-127543 filed with the Commission on November 16, 2005.

   (2) By-laws of the John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York). Incorporated by reference to Exhibit (6)(B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

   (g) Not Applicable.

   (h) (1) Form of Participation Agreement among The Manufacturers Life Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated
April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (i) (1) Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated October 1, 1997 Incorporated by reference to Exhibit (8)(A) to post-effective amendment No. file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

   (a) Form of Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated January 1, 2001. Incorporated by reference to Pre-Effective amendment number 1, Exhibit 27(i)(1)(a), file number 333-127543 filed with the Commission on November 16, 2005.

   (b) Form of Amendment No. 1 to Administrative Services Agreement effective January 1, 2001. Incorporated by reference to Pre-Effective amendment number 1,
Exhibit 27(i)(1)(b), file number 333-127543 filed with the Commission on November 16, 2005.

   (2) Form of Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company dated 1997. Incorporated by reference to Pre-Effective amendment number 1,
Exhibit 27(i)(2), file number 333-127543 filed with the Commission on November 16, 2005.

   (j) Not Applicable.

   (k) Opinion and consent of counsel for John Hancock Life Insurance Company of New York. Incorporated by reference to Exhibit (2)(a) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

   (l) Not Applicable.

   (m) Not Applicable.

   (n) Not Applicable.

   (n)(1) Consent of Independent Registered Public Accounting Firm, to be filed by Pre-Effective Amendment.

   (o) Not Applicable.

   (p) Not Applicable.

   (q) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies.Incorporated by reference to Exhibit
(a)(6) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

   Powers of Attorney

   (i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 file number 333-33351, filed with the Commission on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

   (ii) Powers of Attorney, James O'Malley and Thomas Borshoff incorporated by reference to Exhibit (b)(14)(b) to post-effective amendment no. 6 file number 33-79112, filed with the Commission on March 2, 1999.

   (iii) Power of Attorney, Bradford J. Race incorporated by reference to
Exhibit 7(iii) to post-effective amendment no. 1 file number 333-33504, filed with the Commission on April 29, 2002.

   (iv) Powers of Attorney, Alison Alden, Bruce Avedon, James R. Boyle, Robert
A. Cook, Marc Costantini, John D. DesPrez III, Ruth Ann Fleming, James D. Gallagher, Neil Merkl, Joseph Scott and Bruce Speca incorporated by reference to Exhibit (iv) to post-effective amendment no. 3 file number 333-88972, filed with the Commission on February 26, 2004.

   (v) Powers of Attorney, Alison, Alden, Bruce Avedon, Thomas Borshoff, James
R. Boyle, Robert A. Cook, Marc Costantini, John D. DesPrez III, Ruth Ann Fleming, James D. Gallagher, Neil M. Merkl, Bradford J. Race, Jr., Joseph M. Scott, and Bruce R. Speca dated February 24, 2005 and James Brockelman dated August 25, 2005, incorporated by reference to Exhibit (v) to Pre-Effective amendment no. 1 file number 333-127543, filed with the Commission on November 16, 2005.

   (vi) Powers of Attorney for Alison Alden, Thomas Borshoff, James R. Boyle, James Brokelman, Robert Cook, Marc Costantini, Ruth Ann Fleming, James D. Gallagher, Neil M. Merkl, Bradford J. Race, Jr., Joseph Scott and Bruce Speca to be filed by Pre-Effective Amendment.

Item 28. Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

Name and Principal Business Address    Position with Depositor
-----------------------------------    -----------------------
Directors
Alison Alden
601 Congress Street
Boston, MA 02210...................... Director

Thomas Borshoff
3 Robin Drive
Rochester, NY 14618................... Director

James R. Boyle
601 Congress Street
Boston, MA 02210...................... Director

James Brockelman
601 Congress Street
Boston, MA 02210...................... Director
Robert A. Cook
601 Congress Street
Boston, MA 02210...................... Director
Marc Costantini
601 Congress Street
Boston, MA 02210...................... Director
Ruth Ann Fleming
205 Highland Avenue
Short Hills, NJ 07078................. Director
James D. Gallagher
601 Congress Street
Boston, MA 02210...................... Director
Neil M. Merkl
35-35 161st Street
Flushing, NY 11358.................... Director
Bradford J. Race, Jr.
136 East 64th Street
New York, NY 10021.................... Director
Joseph M. Scott
601 Congress Street
Boston, MA 02210...................... Director
Bruce R. Speca
601 Congress Street
Boston, MA 02210...................... Director

Officers
James D. Gallagher.................... Chairman and President
Peter Copestake....................... Senior Vice President and Treasurer
Andrew Corselli....................... Secretary and Chief Legal Counsel
Richard Harris........................ Appointed Actuary
Patricia Cassidy...................... Illustration Actuary
Naveed Irshad......................... Illustration Officer
Robert Cook........................... Executive Vice President, Insurance
James Boyle........................... Executive Vice President, Annuities
Yiji Starr............................ Vice President and Chief Investment Officer
Patrick Gill.......................... Controller
Brooks Tingle......................... Insurance Administration
Jill Rebman........................... Insurance Administration
Gregory Mack.......................... Vice President, Distribution

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock NY, operated as a unit investment trust. Registrant supports benefits payable under JHVLICO's variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock NY as of December 31, 2005 appears below:

Cavalier Cable, Inc.
John Hancock Investment Management Services, LLC
Manulife Service Corporation
Ennal, Inc.
John Hancock Distributors, LLC
Ironside Venture Partners I LLC
Ironside Venture Partners II LLC
Avon Long Term Care Leaders LLC
Manulife Leasing Co., LLC

Item 30. Indemnification

   Article 10 of the Charter of the Company provides as follows:

   TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director establish that his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions
(a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

   Article VII of the By-laws of the Company provides as follows:

   Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or
(2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

   The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

   The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

   Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

   (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company                                             Capacity in Which Acting
--------------------------                                             ------------------------
John Hancock Variable Life Separate Account S......................... Principal Underwriter
John Hancock Variable Life Separate Account U......................... Principal Underwriter
John Hancock Variable Life Separate Account V......................... Principal Underwriter
John Hancock Variable Life Separate Account UV........................ Principal Underwriter
John Hancock Variable Annuity Separate Account I...................... Principal Underwriter
John Hancock Variable Annuity Separate Account JF..................... Principal Underwriter
John Hancock Variable Annuity Separate Account U...................... Principal Underwriter
John Hancock Variable Annuity Separate Account V...................... Principal Underwriter
John Hancock Variable Annuity Separate Account H...................... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account H....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account J....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account K....... Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M....... Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B.... Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A.... Principal Underwriter

   (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and officers of JHD LLC.

Name                                   Title
----                                   -----
Marc Costantini*...................... Chairman
Steve Finch****....................... President and Chief Executive Officer
Kevin Hill *.......................... Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan*****.............. Senior Vice President, Retirement Plan Services
Christopher Walker****................ Vice President and Chief Compliance Officer

Marc Costantini*...................... Chairman
Steve Finch****....................... President and CEO
Peter Copestake*****.................. Vice President and Treasurer
James C. Hoodlet***................... Secretary and General Counsel
Kevin Hill*........................... Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan*****.............. Senior Vice President, Retirement Plan Services
Christopher M. Walker****............. Vice President and Chief Compliance Officer
Brian Collins****..................... Vice President, U.S. Taxation
Philip Clarkson***.................... Vice President, U.S. Taxation
Jeffrey H. Long*...................... Chief Financial Officer and Financial Operations Principal
David Crawford****.................... Assistant Secretary

--------
*      Principal Business Office is 601 Congress Street, Boston, MA 02210
**     Principal Business Office is 197 Clarendon Street, Boston, MA 02116
***    Principal Business Office is 200 Clarendon Street, Boston, MA 02116
****   Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****  Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

   (c) John Hancock Distributors, LLC

   The information contained in the section titled "Principal Underwriter and Distributor" in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to
Item 31.(c)(2-5).

Item 32. Location of Accounts and Records

   All books and records are maintained at 100 Summit Lake Drive, Valhalla, New York 10595.

Item 33. Management Services

   None

Item 34. Fee Representation

   Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

   John Hancock Life Insurance Company of New York hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement on Form N-6 to be signed on their behalf in the City of Boston, Massachusetts, as of the 31st day of March, 2006.

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                              SEPARATE ACCOUNT B
                                 (Registrant)

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                          By: /s/ James D. Gallagher
                         ------------------------------
                              James D. Gallagher
                                   Chairman

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK
                                  (Depositor)

                          By: /s/ James D. Gallagher
                         ------------------------------
                              James D. Gallagher
                                   Chairman

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-6 has been signed by the following persons in the capacities indicated as of the 31st day of March, 2006.

 /s/ Patrick Gill                       Controller
 -------------------------------------
 Patrick Gill

 /s/ Yiji Starr                         Senior Vice President and Chief
 -------------------------------------  Financial Officer
 Yiji Starr

 *                                      Director
 -------------------------------------
 Alison Alden

 *                                      Director
 -------------------------------------
 Thomas Borshoff

 *                                      Director
 -------------------------------------
 James R. Boyle

 *                                      Director
 -------------------------------------
 James Brockelman

 *                                      Director
 -------------------------------------
 Robert A. Cook

 *                                      Director
 -------------------------------------
 Marc Costantini

 *                                      Director
 -------------------------------------
 Ruth Ann Fleming

 *                                      Director
 -------------------------------------
 James D. Gallagher

 *                                      Director
 -------------------------------------
 Neil M. Merkl

 *                                      Director
 -------------------------------------
 Bradford J. Race, Jr.

 *
 -------------------------------------
 Joseph Scott

 *                                      Director
 -------------------------------------
 Bruce R. Speca

/s/ James C. Hoodlet
----------------------------------
James C. Hoodlet
Pursuant to Power of Attorney